Exhibit 17.1

Yinshun He

June 11, 2024

The Board of Directors of

AERWINS Technologies, Inc.

Ladies and Gentlemen:

This letter confirms that I hereby resign my position as Chief Financial Officer of AERWINS Technologies, Inc. (the “Company”) effective immediately. My resignation is not the result of any disagreement with the Company on any matter relating to its operation, policies (including accounting or financial policies) or practices.

Sincerely,

Yinshun He